February 20, 2025

Geoffrey Andersen
Chief Executive Officer
Opti-Harvest, Inc.
2121 Avenue of the Stars
Los Angeles, CA 90067

       Re: Opti-Harvest, Inc.
           Offering Statement on Form 1-A
           Filed January 27, 2025
           File No. 024-12560
Dear Geoffrey Andersen:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Cover Page

1. Please disclose the terms of your redemption rights and add a risk factor that addresses how the purchasers of your Series B Convertible Preferred Stock may not realize potential market gains from the offering price due to this provision.
2. Please disclose the conversion rates or ratios for your Series B Convertible Preferred
       Stock and clarify how many shares of common stock each preferred share may be converted into under each condition, as well as the total approximate number of common stock shares issuable upon conversion. Also, please clarify, where appropriate, how fractional shares are treated.
Summary
Recent Events, page 3

3. You indicate that the criminal Indictment against Mr. Destler has been dismissed on
       December 2, 2024. Please provide an update as to this litigation, such as whether such dismissal is under appeal, or if the appeals period has lapsed or still pending. Further,
 February 20, 2025
Page 2

       clarify that although the criminal Indictment has been dismissed by the Federal
       District Court, the civil securities fraud claims by the SEC were stayed upon the resolution of the criminal case. Clarify whether the civil trial is still stayed as to Mr.
       Destler and may not be resolved until after the trial and criminal prosecution of the remaining defendants has completed.
4. To the extent the civil SEC securities fraud investigation is still ongoing with respect to Mr. Destler, please provide an explanation as to whether an adverse order or judgment against Mr. Destler may implicate the bad actor provisions of Regulations A and D, should Mr. Destler become a member of management or a significant stockholder. Clarify the implications to Mr. Destler and you upon an adverse decision,
       such as making it difficult to for you raise future funds through exempted offerings, obtain listing for your securities, etc. Your risk factors section should address these issues as well.
5. With respect to the Voting Trust Agreement, please clarify that it may be ongoing, perhaps for years, while the SEC civil litigation is pending. Further, please clarify the current role of Messrs. Destler and Danks, if any, with your company, such as operations, strategic planning and policy, and corporate governance. For example, it is unclear whether Mr. Klausner consults or is significantly influenced by Mr. Destler prior to any vote or any significant action Mr. Klausner performs as the sole director.
Our Technology and Products, page 5

6. We note that you have many references to AI and machine learning throughout your
       Offering Circular, and how you also prominently use the term
Agricultural
       Intelligence. Please clarify whether you are referring to Artificial Intelligence or
       Agricultural Intelligence, and if you mean Artificial Intelligence or both, please provide more detailed information as to how your platform and products use Artificial
       Intelligence and whether such uses are developed in-house or are third-party tools from other vendors or open-source providers.
The Offering, page 11

7. On pages 11 and 80, you reference that your Series B Convertible Preferred Stock will pay an annual interest payment of 10%. Please clarify whether you mean a 10%
       annual dividend payment upon these shares of equity.
8. Your disclosure on page 11 that each Series B stockholder will receive the equivalent of 1 vote per share of common stock into which such holder's shares would be convertible on the record date of the vote is inconsistent with your disclosure on page
       12 where you indicate that Series B stockholders will receive one vote per share.
       Please reconcile.
Plan of Distribution, page 41

9. Please clarify here and on your cover page that your offering is being made on a best-
       efforts basis and you have not engaged a placement agent. We note that in footnote (1)
       on page 39, you reference placement agent fees as part of your offering expenses. To extent that a placement agent is engaged for this offering, please revise as appropriate.
 February 20, 2025
Page 3
10. Please revise to clarify whether Mr. Destler will be promoting and making offers for the sale of shares in this offering. We note, for example, that he is listed as your
       Founder and Chairman in your investment solicitation website at https://investinoptiharvest.com/#section-aDwxOfkfYk.
11. Please advise us whether you have circulated or plan on circulating Testing-the-Water
       Material or general solicitation material pursuant to Rule 255 of Regulation A. If so, please either file such material as exhibits or supplementally provide such materials to the staff. Refer to Item 17(13) of Part III of Form 1-A.
General

12.    Throughout your Offering Circular and on your website, you reference that Mr.
       Destler is your founder and Chairman of the Board, at times referencing him as your
          current Chairman.    But on pages 4, 64, and 79, you indicate that
Mr. Destler has
       resigned as a director. If Mr. Destler is no longer a director, references to him being
       the    Chairman    of the board appear inaccurate. Please revise your
disclosure and any
       Testing-the-Waters or solicitation materials as appropriate.
13. On your investment solicitation website at https://investinoptiharvest.com/#section-
       aDwxOfkfYk, it appears that you have a concurrent Reg. D offering of common stock for up to $2 million. Please provide an analysis as to why this offering should not be integrated with your Reg. A offering pursuant to Rule 152 of Regulation
A.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Edwin Kim at 202-551-3297 or Jeff Kauten at 202-551-3447 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Thomas E. Puzzo, Esq.